UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date October 4, 2005

By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director

INFORMATION CIRCULAR

for the

ANNUAL AND SPECIAL MEETING

of

EXETER RESOURCE CORPORATION

to be held on

June 24, 2005

INFORMATION CIRCULAR

EXETER RESOURCE CORPORATION

Suite 301, 700 West Pender Street
Vancouver, British Columbia
Canada V6C 1G8
Website: http://www.exeterresource.com

(all information as at May 6, 2005 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Exeter Resource Corporation (the "Company") for use at the Annual and Special Meeting of the Company's shareholders (the "Meeting") to be held on June 24, 2005 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy (the "Proxy") are directors or officers of the Company. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER'S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY.** A Proxy will not be valid unless it is completed, dated and signed and delivered to Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (facsimile: 416.263.9524), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or is delivered to the chair of the Meeting prior to the commencement of the Meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a Proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the Proxy, the Proxy is not required to be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a Proxy should otherwise properly complete the Proxy and **deliver it to Computershare Trust Company of Canada** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed Proxy accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the Proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the Proxy, properly complete and sign the Proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares that they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.**

REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (facsimile: 416.263.9524), at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or to the chair of the Meeting on the day of the Meeting or any adjournment of it. **Only registered shareholders have the right to revoke a Proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.**

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at May 6, 2005, the Company has issued and outstanding 17,865,179 fully paid and non-assessable common shares without par value, each share carrying the right to one vote. **The Company has no other classes of voting securities.**

Any shareholder of record at the close of business on May 24, 2005 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, will be entitled to vote or to have such shareholder's shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, there are no persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a) the Company's chief executive officer ("CEO");

(b) the Company's chief financial officer ("CFO");

(c) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

(d) any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at December 31, 2004, the end of the most recently completed financial year of the Company, the Company had two Named Executive Officers, whose names and positions held within the Company are set out in the summary compensation table below.

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company's three most recently completed financial years.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position of Named Executive Officer	Financial Year Ending	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Pay-Outs ($)	All Other Compensation ($)
Bryce Roxburgh [1] President and CEO	2004 2003 2002	$97,490 $30,000 N/A	$50,000 NIL N/A	NIL NIL N/A	358,000/0 142,000/0 N/A	NIL NIL N/A	N/A N/A N/A	NIL NIL N/A
David Simpson [2] CFO	2004 2003 2002	$19,975 N/A N/A	NIL N/A N/A	NIL N/A N/A	50,000/0 N/A N/A	NIL N/A N/A	N/A N/A N/A	NIL N/A N/A

(1) Mr. Roxburgh was appointed President and CEO of the Company on September 4, 2003.
(2) Mr. Simpson was appointed CFO on June 22, 2004 and held that position until April 2005.

Long-Term Incentive Plans - Awards in Most Recently Completed Financial Year

The Company has no Long-Term Incentive Plan in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company's most recently completed financial year. A "Long-Term Incentive Plan" is a plan providing compensation intended to motivate performance over a period of greater than one financial year, other than a plan for options, SARs (stock appreciation rights) or compensation through shares or units that are subject to restrictions on resale.

Options/SAR Grants During the Most Recently Completed Financial Year

During the most recently completed financial year, the following incentive stock options were granted to the Named Executive Officers. No SARs (stock appreciation rights) were granted during this period.

Name	Date of Grant	Securities Under Options Granted (#)	Exercise or Base Price ($/ Security)	% of Total Options Granted to Employees in Financial Year	Market Value of Securities Underlying Options on the Date of Grant ($/Security) [1]	Expiration Date
Bryce Roxburgh	January 21, 2004	358,000	$1.08	22.19%	$1.08	January 21,2009
David Simpson	June 14, 2004 June 22, 2004	40,000 10,000	$0.90 $0.85	2.48% 0.62%	$0.90 $0.85	June 14,2009 June 22,2009

(1) Calculated as the closing price of the Company's shares on the TSX Venture Exchange on the last trading day immediately preceding the date of grant.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officers during the most recently completed financial year, as well as the financial year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) [(1)]	Unexercised Options at Financial Year-End Exercisable / Unexercisable (#)	Value of Unexercised In-the-Money Options at Financial Year-End ($) Exercisable / Unexercisable [(2)]
Bryce Roxburgh	NIL	NIL	362,000 / 138,000	$194,730 / $32,220
David Simpson	NIL	NIL	25,000 / 25,000	$10,750 / $10,750

(1) Based on the difference between the option exercise price and the closing market price of the Company's shares, on the date of exercise.

(2) In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. The closing market price of the Company's shares as at December 31, 2004 was $1.32.

Termination of Employment, Change in Responsibilities and Employment Contracts

No employment contract exists between the Company and any Named Executive Officer directly, however, reference is made to the disclosure under "Management Contracts" for particulars of a consulting agreement entered into with a company of which a Named Executive Officer is principal.

Except as disclosed elsewhere in this Information Circular, there is no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 from the Company, including periodic payments or instalments, in the event of the resignation, retirement or other termination of employment, a change of control of the Company or a change in the Named Executive Officer's responsibilities following a change in control.

Compensation of Directors

Compensation for the Named Executive Officers has already been disclosed above. No cash compensation was paid to any director of the Company for the director's services as a director during the financial year ended December 31, 2004.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange. During the most recently completed financial year, the Company granted incentive stock options to purchase an aggregate 1,153,000 common shares to directors (including grants made to the Named Executive Officers).

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Company's most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	2,889,750 (1)	$0.91	443,911 (2)
Equity compensation plans not approved by securityholders	Nil	n/a	Nil
Total	2,889,750 (1)	$0.91	443,911 (2)

(1) Of these, 200,000 options were granted subject to shareholder approval at the Meeting of: (a) the Company's stock option plan, which has been amended to increase the plan ceiling from 2,576,567 common shares to 3,573,810 common shares or such greater number being 20% of the issued and outstanding shares of the Company as at the Meeting date; and (b) the exercise prices of the options.

(2) Provided the shareholders approve at the Meeting the Company's stock option plan, which has been amended to increase the plan ceiling from 2,576,567 common shares to 3,573,810 common shares or such greater number being 20% of the issued and outstanding shares of the Company as at the Meeting date.

MANAGEMENT CONTRACTS

Contract between the Company, Rowen Company Limited ("Rowen") and Bryce Roxburgh ("Roxburgh")

Pursuant to a consulting agreement dated January 1, 2005 (the "Agreement") between the Company, Rowen and Roxburgh, Rowen provides the services of Roxburgh to the Company. The Agreement, which provides for Roxburgh to serve as a director of the Company if so elected and to hold the offices of President and Chief Executive Officer at the pleasure of the Board, has a term of 2 years and provides for termination by either party by giving 90 days written notice. A monthly consulting fee of $12,000 is payable to Rowen; in the event of a change in control of the Company and the Agreement being terminated by either party a lump sum equal to 24 months of the consulting fee is payable.

Contract between the Company, Canaust Resource Consultants Ltd ("Canaust") and Yale Simpson ("Simpson")

Pursuant to a consulting agreement dated January 1, 2005 (the "Agreement") between the Company, Canaust and Simpson, Canaust provides the services of Simpson to the Company. The Agreement, which provides for Simpson to serve as a director of the Company if so elected and to hold the office of Chairman at the pleasure of the Board, has a term of 2 years and provides for termination by either party by giving 90 days written notice. A monthly consulting fee of $8,000 is payable to Canaust; in the event of a change in control of the Company and the Agreement being terminated by either party a lump sum equal to 24 months of the consulting fee is payable.

Except as noted above, management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Company's most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has

materially affected or would materially affect the Company or any of its subsidiaries. An "informed person" means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

Paul C. MacNeill, a director of the Company, is the President of P. MacNeill Law Corporation, which provides legal services to the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors. For the purpose of this paragraph, "Person" shall include each person or company: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company's last financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person or company included in subparagraphs (a) or (b).

Shareholders are being asked to approve at the Meeting: (a) the Company's stock option plan, which has been amended to increase the plan ceiling from 2,576,567 common shares to 3,573,810 common shares, or such greater number being 20% of the issued and outstanding shares as at the Meeting date; and (b) the exercise prices of an aggregate of 500,000 options that were granted under the amended plan prior to shareholder approval. Michael McPhie, a director of the Company and Cecil Bond, CFO of the Company, have an interest in the matter by virtue of the fact that they hold an aggregate of 400,000 of those options.

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution setting the number of directors of the Company at five for the ensuing year.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. **The persons named below will be presented for election at the Meeting as management's nominees.** Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the *Business Corporations Act* (British Columbia).

The following table sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, the period or periods during which each has served as a director, the first and last positions held in the Company, their present principal occupations and the number of common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at May 6, 2005.

Name, Present Position(s) with the Company and Place of Residence [2]	Principal Occupation [1] [2]	Date(s) Served as a Director Since	Ownership or Control Over Voting Shares Held [2]
Bryce Roxburgh *President and Chief Executive Officer* Philippines	President and CEO of the Company since September 4, 2003; Exploration Manager, Arimco N.L. and Climax Mining Limited from 1990-2000; Geological consultant from 2000-2003.	March 20, 2003	787,500
Yale Simpson *Chairman of the Board* *Director* North Vancouver, B.C. Canada	Chairman of the Company since September 12, 2003; Chairman of Argosy Minerals Inc. from 1993-2001; Executive consultant from 2001-2003; Director of Tournigan Gold Corporation, Diamonds North Resources Ltd., Dynasty Minerals & Mining Inc.	June 10, 2003	907,000
Douglas W. Scheving [3][4] *Director* Vancouver, B.C. Canada	Served as Corporate Secretary of the Company from July 1993 until June 16, 2004; Executive consultant for companies in the resource sector since 1993.	July 16, 1993	46,900
Paul C. MacNeill [3][4] *Director* West Vancouver, B.C. Canada	President, P. MacNeill Law Corporation since November 2002; Formerly, Partner, Campney & Murphy, Barristers and Solicitors, from 1988 to November 2002.	January 21, 2004	265,500
Michael McPhie [3][4] *Director* Vancouver, B.C. Canada	President & CEO, Mining Association of British Columbia since November 2004; Partner HBA Management Consultants Ltd, since September 2003. Prior to that, Senior Consultant with Knight Piesold Ltd.	October 8, 2004	0

(1) Unless otherwise stated above, any nominees named above who were not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.

(2) The information as to country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(3) Members of the Company's Audit Committee.

(4) Members of the Company's Compensation Committee.

To the best of management's knowledge, no proposed director is, or has been within the last 10 years, a director or executive officer of any company that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings,

arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the best of management's knowledge, no proposed director has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS

As at the date of this Information Circular, no executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The TSX Venture Exchange requires Tier 1 issuers to disclose on an annual basis information about their corporate governance practices and processes, with reference to the corporate governance disclosure guidelines contained in Part 4 of the TSX Toronto Stock Exchange Company Manual (the "TSX Guidelines"). These guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance. The Company's approach to corporate governance is set forth below and in Appendix 3. Appendix 3, which supplements the disclosure below, lists each of the TSX's corporate governance guidelines and the Company's conformity to each guideline.

Mandate of the Board

The Company's board of directors (the "Board") is required to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Board actively oversees the development, adoption and implementation of the Company's strategies and plans. The Board's responsibilities include:

- the Company's strategic planning process,
- the identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage risk,
- the Company's succession planning, including appointing, training and monitoring senior management,
- the Company's major business development initiatives,
- the integrity of the Company's internal control and management information systems,
- the Company's policies for communicating with shareholders and others, and
- the general review of the Company's results of operations.

The Board considers that certain decisions are sufficiently important that management should seek prior approval of the Board. Such decisions include:

- approval of the annual capital budget and any material changes to the operating budget,
- approval of the Company's business plan,
- acquisition of, or investments in new business,
- changes in the nature of the Company's business,
- changes in senior management, and
- all matters as required under the British Columbia *Business Corporations Act*.

The Board meets on a regular basis.

Board Composition and Independence from Management

Unrelated Directors

An "unrelated" director, under the TSX guidelines, is a director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company, other than interests arising from shareholding. In defining an unrelated director, the TSX guidelines place emphasis on the ability of a director to exercise objective judgment, independent of management.

On an application of these definitions, 3 of the Company's 5 directors are unrelated. The related directors of the Company are Bryce Roxburgh, the President and CEO of the Company and Yale Simpson, the Chairman of the Company.

Independence of the Board from Management

The Board meets as necessary in the absence of management to ensure the Board's functional independence from management.

The Company recognizes the desirability of directors being able to consult outside professional advice, as appropriate, in the discharge of their duties.

Size of the Board

A board must have enough directors to carry out its duties efficiently, while presenting a diversity of views and experience. The Board reviews the contributions of directors and considers whether the current size and make-up of the Board promotes effectiveness and efficiency.

Board Committees

The Board has 2 committees, namely the Audit Committee and the Compensation Committee. Their mandates and memberships are outlined below.

Compensation Committee

The Compensation Committee is comprised of Paul MacNeill, Douglas Scheving and Michael McPhie all of who are unrelated directors.

The Compensation Committee meets to review compensation paid to the Chairman and CEO and makes recommendations to the Board regarding any changes to remuneration levels including the award of any bonus.

Audit Committee

The Audit Committee is comprised exclusively of unrelated directors. The Audit Committee meets with the CEO, the CFO, and the independent auditor to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans. The Audit Committee also recommends to the Board the accounting firm to be appointed as independent auditor. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, and undertakes other activities required by regulatory authorities.

During the year ended December 31, 2004, the Audit Committee met four (4) times.

The Audit Committee is composed of Paul MacNeill, Douglas Scheving and Michael McPhie. All of the current members of the Audit Committee are "financially literate" and "independent" within the meaning of sections 1.4

and 1.5 of Multilateral Instrument 52-110 (*Audit Committees*) ("MI 52-110"). The text of the Audit Committee's Charter is attached as Appendix 1 to this Information Circular.

The Company is relying on the exemption provided by section 6.1 of MI 52-110 by virtue of the fact that it is a venture issuer. Section 6.1 exempts the Company from the requirements of Parts 3 (*Composition of the Audit Committee*) and 6 (*Reporting Obligations*) of MI 52-110.

Audit Fees and Audit-Related Fees

The aggregate fees billed by the Company's external auditor for financial year 2004 for audit and assurance and related services were $22,639 (2003 - $5,000).

Tax Fees

The aggregate fees billed for tax compliance, tax advice and tax planning services by the Company's external auditor for financial year 2004 are estimated to be $2,340 (2003 - $nil).

All Other Fees

Other than as disclosed above, the Company's external auditor has not billed the Company for any products or services during the last two financial years.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of MacKay LLP, Chartered Accountants as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. The auditor was first appointed in May 1993.

PARTICULARS OF MATTERS TO BE ACTED UPON

A. Alteration of Company's Notice of Articles

On March 29, 2004, the *Company Act* (British Columbia) (the "Old Act") was replaced by the *Business Corporations Act* (British Columbia) (the "New Act"), a more modern corporations statute. On or before March 29, 2006, every British Columbia company is required to file with the Corporate Registry a transition application containing a notice of articles, which replaces the company's memorandum.

The Company filed its transition application with the Corporate Registry on February 11, 2005. At the Meeting, shareholders will be asked to pass a special resolution to alter the Company's Notice of Articles to remove the application of certain provisions described in the New Act as "Pre-existing Company Provisions". The text of the proposed special resolution is set out in Appendix 2 to this Information Circular.

The New Act prescribes a set of Pre-existing Company Provisions, which applies to every company that was incorporated under the Old Act unless and until shareholders approve the removal of its application. The Pre-Existing Company Provisions are intended to preserve certain provisions of the Old Act that are not contained in the New Act. In particular, the Pre-existing Company Provisions preserve the three-quarters majority required under the Old Act to pass a special resolution at a properly constituted meeting of shareholders. Under the New Act, the majority required to pass a special resolution is two-thirds. The Pre-existing Company Provisions also preserve the requirement that an offer to purchase shares must be made *pro rata* to all shareholders. This is not a requirement under the New Act. Management feels that it is in the best interests of the Company to remove the application of the Pre-existing Company Provisions so that the Company can take advantage of the flexibility of the New Act.

B. Adoption of New Articles

Once a company's transition application has been filed, it may adopt a new set of articles, which reflects and takes advantage of various provisions of the New Act. At the Meeting, shareholders will be asked to pass a special resolution to adopt a new set of Articles. The text of the proposed special resolution is set out in Appendix 2 to this Information Circular.

Management feels that it is in the best interests of the Company to adopt a new set of Articles, which conforms to the New Act and takes advantage of the flexibility of the New Act. A copy of the proposed Articles will be available at the Meeting for review by the shareholders. In addition, upon request, shareholders may obtain a copy of the proposed Articles from the Company prior to the Meeting.

A summary of the principal differences between the current Articles and the proposed Articles follows:

(a) ***Alteration of Authorized Share Structure:*** The Company's current Articles are silent with respect to the type of resolution required to alter the Company's authorized share structure. The New Act provides that if the Articles do not specify the type of resolution, a special resolution will be required.

Under the proposed new Articles, the authorized share structure may be increased, subdivided, consolidated or otherwise changed by the directors, provided that the change does not prejudice or interfere with a right attached to issued shares. An ordinary resolution of the shareholders will be required before the Company may create, vary or delete special rights and restrictions attached to a class or series of shares, or if a change prejudices or interferes with a right attached to issued shares. In addition, if a change prejudices or interferes with a right attached to issued shares, shareholders holding that class or series of shares must consent to the change by a separate special resolution. Under the proposed new Articles, the directors may by resolution change the Company's name.

(b) ***Quorum:*** Under the proposed new Articles, the quorum requirement at a meeting of shareholders has been decreased to two persons present and being, or representing by proxy, shareholders holding not less than 5% of the shares entitled to be voted, from two shareholders holding not less than one-tenth of the voting shares of the Company each of whom is present in person or by proxy.

(c) ***Directors:*** Under the proposed new Articles, the quorum requirement at a meeting of directors has been changed from a majority of directors to two directors. In either case, the quorum requirement may be altered by resolution of the directors. Under the current Articles, the chairman has a casting vote at a meeting of directors. This provision has been removed from the proposed new Articles.

(d) ***Removal of Directors:*** The Company's current Articles are silent with respect to the type of resolution required to remove a director from office. The New Act provides that if the Articles do not specify the type of resolution, a special resolution will be required. Under the proposed new Articles, a director may be removed by ordinary resolution of the shareholders.

(e) ***Disclosure of Interest and Indemnity of Directors and Senior Officers:*** The proposed new Articles reflect the provisions in the New Act with respect to indemnification of directors and senior officers, and disclosure of a director's or senior officer's material interest in a material transaction.

(f) ***Officers:*** Under the current Articles, the directors are required to appoint a President, a Chief Executive Officer and a Secretary. There are no requirements with regard to the appointment of officers under the proposed new Articles.

(g) ***Auditors:*** Under the proposed new Articles, the directors will have the ability to set the remuneration of the auditors without seeking an ordinary resolution of the shareholders to enable them to do so.

C. Amended Stock Option Plan

The Company has a "fixed" ceiling incentive stock option plan dated January 21, 2004 (the "Plan"). Under the Plan, 2,576,567 common shares are available for purchase upon the exercise of options awarded under the Plan. This number represents 20% of the Company's issued and outstanding shares as at the last annual general meeting of shareholders. There is no room available for future awards of options under the Plan.

On May 6, 2005 the directors of the Company amended the Plan by increasing the ceiling to 3,573,810 common shares, being 20% of the Company's issued and outstanding shares as of that date or such greater number being 20% of the issued and outstanding shares as at the Meeting date (the "Amended Plan"). The Amended Plan is subject to approval by the Company's shareholders at the Meeting and final approval of the TSX Venture Exchange (the "Exchange").

The rules of the Exchange permit an issuer to award options under an amended plan prior to receiving shareholder approval, provided that none of the options are exercised until approval is received and provided the shareholders approve the exercise prices of options awarded between the time of amendment and approval. The Company has awarded an aggregate of 500,000 options to 3 directors, officers, employees and consultants under the Amended Plan as follows:

Option Holder	Date of Award	Number of Options Awarded (Aggregate)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security) [(1)]
Directors and Officers (other than Named Executive Officers)	9 October 2004 5 April 2005	100,000 300,000	$1.00 $1.20	$1.00 $1.20
Other Employees and Consultants	30 December 2004	100,000	$1.30	$1.30
Total:		500,000		

(1) Calculated as the closing price of the Company's shares on the Exchange on the award date.

Except as disclosed above, the terms and conditions of the Amended Plan are the same as those of the Plan, which was approved by the shareholders at the last annual general meeting. A copy of the Amended Plan will be available at the Meeting for review by the shareholders. In addition, upon request, shareholders may obtain a copy of the Amended Plan from the Company prior to the Meeting.

Summary

The following is a summary of the principal terms of the Amended Plan.

The Amended Plan provides that stock options may be granted to directors, officers, employees and Consultants (as defined in Multilateral Instrument 45-105) of the Company and any of its affiliates, and to consultant companies.

If a stock option expires or otherwise terminates for any reason without having been exercised, the number of common shares in respect of that expired or terminated stock option will again be available for the purposes of the Amended Plan.

The Amended Plan may be terminated by the board of directors (the "Board") at any time, but such termination will not alter the terms or conditions of any option awarded prior to the date of such termination. Any stock option

outstanding when the Amended Plan is terminated will remain in effect until it is exercised or expires or is otherwise terminated in accordance with the provisions of the Amended Plan.

The Amended Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate.

The Amended Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts. The Board may issue a majority of the options to insiders of the Company. However, in no case will:

(a) the number of options awarded in a one-year period to any one Consultant exceed 2% of the issued shares of the Company (calculated at the time of award);

(b) the aggregate number of options awarded in a one-year period to persons employed to provide investor relations activities exceed 2% of the issued shares of the Company (calculated at the time of award);

(c) the number of options awarded in a one-year period to any one individual exceed 5% of the outstanding shares of the Company (calculated at the time of award); or

(d) the aggregate number of shares reserved for issuance to any one individual upon the exercise of options awarded under the Amended Plan or any previously established and outstanding stock option plans or grants, exceed 5% of the issued shares of the Company (calculated at the time of award) in a one-year period.

Options awarded under the Amended Plan will be for a term not to exceed five years from their award date. Unless the Company otherwise decides, in the event an option holder ceases to be a director, officer, Consultant or employee of the Company other than by reason of death, his or her option will expire on the earlier of the expiry date stated in the option certificate (the "Fixed Expiry Date") and the 90th day following termination of his or her relationship with the Company (30 days if the option holder is an employee engaged in investor relations activities). Notwithstanding the foregoing, an option will expire immediately in the event a relationship with a director, officer, employee or Consultant is terminated for cause (as such term is defined in the Amended Plan). In the event of the death of an option holder, his or her option will expire six months after the date of death or on the Fixed Expiry Date, whichever is earlier. In the event of a change of control of the Company, the Board may, in its sole discretion, deal with outstanding options in the manner it deems fair and reasonable in light of the circumstances.

The price at which an option holder may purchase a common share upon the exercise of an option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company's common shares as of the date of the award of the stock option (the "Award Date"). The market price of the Company's common shares for a particular Award Date would typically be the closing trading price of the Company's common shares on the last trading day immediately preceding the Award Date, or otherwise in accordance with the terms of the Amended Plan. Discounted market price means the market price less a discount to be determined by the Board, which will in any event not exceed the amount set forth under Policy 1.1 of the Exchange's Corporate Finance Manual.

A stock option will be non-assignable except that it will be exercisable by the personal representative of the option holder in the event of the option holder's death or incapacity.

Common shares will not be issued pursuant to options granted under the Amended Plan until they have been fully paid for. The Company will not provide financial assistance to option holders to assist them in exercising their options.

Regulatory Requirements

For the purposes of this Information Circular, the term "insider" has the meaning given to that term in section 1(1) of the *Securities Act* (British Columbia).

Any time an issuer increases the number of shares reserved for issuance under a stock option plan, the Exchange requires the issuer to obtain shareholder approval of the amended plan, provided that the amended plan, together with all of the issuer's other previously established stock option plans or grants, could result at any time in the number of common shares reserved for issuance under options exceeding 10% of the issued and outstanding common shares. Under the Amended Plan, the number of common shares available for issuance upon the exercise of options will be equal to 20% of the issued and outstanding common shares of the Company as at the Meeting date.

The Exchange also requires the Company to obtain disinterested shareholder approval where a stock option plan, together with all of the Company's other previously established and outstanding stock option plans or grants, could result, at any time, in:

(a) the number of shares reserved for issuance under stock options granted to insiders exceeding 10% of the issued shares; or

(b) the grant to insiders, within a one-year period, of a number of shares exceeding 10% of the issued shares.

Insiders of the Company will participate in the Amended Plan. It is possible that the Amended Plan could result in one or both of the foregoing situations.

Shareholder Approval

In order to obtain disinterested shareholder approval, the Amended Plan must be approved by a majority of the votes cast at the Meeting, excluding votes attaching to shares beneficially owned by (i) insiders to whom options may be awarded under the Amended Plan; and (ii) associates of persons referred to in (i). The Company is asking both its shareholders as a whole, and disinterested shareholders, to vote affirmatively on the following resolutions to approve the Amended Plan:

"RESOLVED THAT:

1. the Company's stock option plan dated January 21, 2004, as amended (the "Amended Plan"), pursuant to which up to 3,573,810 common shares (20% of the Company's issued and outstanding shares as of May 6, 2005), or such greater number being 20% of the issued and outstanding shares as at the Meeting date, may be purchased upon the exercise of options, be approved;

2. the board of directors be authorized to grant options under and subject to the terms and conditions of the Amended Plan which, together with the 2,863,000 options that are currently outstanding, will entitle option holders to purchase up to a maximum of 3,573,810 common shares of the Company, or such greater number being 20% of the issued and outstanding shares as at the Meeting date;

3. the board of directors, by resolution, be authorized to make such amendments to the Amended Plan, from time to time, as may, in its discretion, be considered appropriate, provided always that such amendments be subject to the approval of all applicable regulatory authorities; and

4. any one or more of the directors or senior officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company, or otherwise, all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of these resolutions."

To the best of the Company's knowledge, insiders and their associates beneficially own a total of 2,006,900 common shares of the Company as of May 6, 2005. Therefore, the total number of common shares held by "disinterested shareholders" is 15,858,279 common shares.

ADDITIONAL INFORMATION

Additional information relating to the Company is on the SEDAR website at www.sedar.com under "Exeter Resource Corporation".

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year. Shareholders may request copies of the Company's financial statements and MD&A by contacting the Company's CFO, Cecil Bond, at 604.688.9592.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

CERTIFICATE

The foregoing contains no untrue statements of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* (ALBERTA), THE *SECURITIES REGULATION* (ALBERTA) AND THE ALBERTA *SECURITIES COMMISSION RULES* (TOGETHER THE "ALBERTA ACT") FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ALBERTA ACT THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ON BEHALF OF THE BOARD

"Yale Simpson"
Yale R. Simpson
Chairman

Appendix 1

Charter of the Audit Committee of the Board of Directors of Exeter Resource Corporation (the "Company")

Article 1 - Mandate and Responsibilities

The Audit Committee is appointed by the board of directors of the Company (the "Board") to oversee the accounting and financial reporting process of the Company and audits of the financial statements of the Company. The Audit Committee's primary duties and responsibilities are to:

(a) recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company;

(b) recommend to the Board the compensation of the external auditor;

(c) oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(d) pre-approve all non-audit services to be provided to the Company or its subsidiaries by the Company's external auditor;

(e) review the Company's financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information;

(f) be satisfied that adequate procedures are in place for the review of all other public disclosure of financial information extracted or derived from the Company's financial statements, and to periodically assess the adequacy of those procedures;

(g) establish procedures for:

  (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

  (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

(h) review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

The Board and management will ensure that the Audit Committee has adequate funding to fulfill its duties and responsibilities.

Article 2 - Pre-Approval of Non-Audit Services

The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services to be provided to the Company or its subsidiaries by the Company's external auditor. The pre-approval of non-audit services must be presented to the Audit Committee at its first scheduled meeting following such pre-approval.

The Audit Committee may satisfy its duty to pre-approve non-audit services by adopting specific policies and procedures for the engagement of the non-audit services, provided the policies and procedures are detailed as to the

particular service, the Audit Committee is informed of each non-audit service and the procedures do not include delegation of the Audit Committee's responsibilities to management.

Article 3 - External Advisors

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company's expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

Article 4 - External Auditors

The external auditors are ultimately accountable to the Audit Committee and the Board, as representatives of the shareholders. The external auditors will report directly to the Audit Committee. The Audit Committee will:

(a) review the independence and performance of the external auditors and annually recommend to the Board the nomination of the external auditors or approve any discharge of external auditors when circumstances warrant;

(b) approve the fees and other significant compensation to be paid to the external auditors;

(c) on an annual basis, review and discuss with the external auditors all significant relationships they have with the Company that could impair the external auditors' independence;

(d) review the external auditors' audit plan to see that it is sufficiently detailed and covers any significant areas of concern that the Audit Committee may have;

(e) before or after the financial statements are issued, discuss certain matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants;

(f) consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in the Company's financial reporting;

(g) resolve any disagreements between management and the external auditors regarding financial reporting;

(h) approve in advance all audit services and any non-prohibited non-audit services to be undertaken by the external auditors for the Company; and

(i) receive from the external auditors timely reports of:

    (i) all critical accounting policies and practises to be used;

    (ii) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the external auditors; and

    (iii) other material written communications between the external auditors and management.

Article 5 - Legal Compliance

On at least an annual basis, the Audit Committee will review with the Company's legal counsel any legal matters that could have a significant impact on the organization's financial statements, the Company's compliance with applicable laws and regulations and inquiries received from regulators or governmental agencies.

Article 6 - Complaints

Individuals are strongly encouraged to approach a member of the Audit Committee with any complaints or concerns regarding accounting, internal accounting controls or auditing matters. The Audit Committee will from time to time establish procedures for the submission, receipt and treatment of such complaints and concerns. In all cases the Audit Committee will conduct a prompt, thorough and fair examination, document the situation and, if appropriate, recommend to the Board appropriate corrective action.

To the extent practicable, all complaints will be kept confidential. The Company will not condone any retaliation for a complaint made in good faith.

Appendix 2

Special Resolutions to be put before the Shareholders of Exeter Resource Corporation (the "Company")

Alteration of Notice of Articles

WHEREAS:

A. In accordance with the *Business Corporations Act* (British Columbia) (the "Act"), the Company, as a pre-existing British Columbia company, has filed a Transition Application containing its Notice of Articles with the Registrar of Companies;

B. Subsection 442.1(2)(b) of the Act states that the Pre-Existing Company Provisions set out in Table 3 of the Business Corporations Regulation will apply to the Company until its Notice of Articles is altered to remove their application;

C. It is in the best interests of the Company to alter the Company's Notice of Articles to remove the application of the Pre-Existing Company Provisions;

RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1. the Company be authorized to alter its Notice of Articles to remove the application of the Pre-Existing Company Provisions;

2. a copy of this resolution be deposited at the Company's records office;

3. the Company file with the Registrar the Form 11 – BC Company *Notice of Alteration*; and

4. any one or more of the directors and officers of the Company be authorized and directed to perform all such acts and deeds and things and execute all such documents and other writings including, without limitation, the Form 11 – BC Company *Notice of Alteration*, as may be required to give effect to the true intent of these resolutions.

Adoption of New Articles

WHEREAS it is in the best interests of the Company to adopt a new set of Articles, which conforms to the New Act and which takes advantage of the flexibility of the New Act;

RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1. the existing Articles of the Company be altered by deleting and cancelling them and the form of Articles placed before the meeting be created and adopted as the Articles of the Company in substitution for the existing Articles, all such alterations to the Articles not to take effect until the Notice of Articles of the Company is altered to reflect the removal of the application of the Pre-Existing Company Provisions; and

2. any one or more of the directors and officers of the Company be authorized and directed to perform all such acts and deeds and things and execute all such documents and other writings as may be required to give effect to the true intent of these resolutions.

Appendix 3

TSX Corporate Governance Committee Guidelines		Does the Company Conform?	Comments
1	The Board should explicitly assume responsibility for stewardship of the Company specifically for:		
(a)	adoption of a strategic planning process	Yes	The Board reviews strategic plans formally on an annual basis, and informally as required.
(b)	identification of principal risks, and implementing risk management systems	Yes	The Audit Committee and the Board as a whole have identified the Company's principal risks and review those risks and the management thereof on an ongoing basis.
(c)	succession planning and monitoring senior management	Yes	The Board as a whole has the responsibility for succession planning as it relates to senior management. The Board as a whole monitors and reviews the performance of senior management.
(d)	communications policy	Yes	The Board, through and with the assistance of senior management, has established procedures to ensure consistency in the manner that communications with shareholders and the public are managed.
(e)	integrity of internal control and management information systems	Yes	The Audit Committee has the responsibility for the integrity of internal controls to manage information systems with respect to financial matters. The Board, through management, has established internal control and management information systems with respect to other operational matters.
2	Majority of directors should be "unrelated" (independent of management and free from conflicting interest)	Yes	Only Bryce Roxburgh, the President and CEO and Yale Simpson, the Chairman of the Company are related directors.

TSX Corporate Governance Committee Guidelines		Does the Company Conform?	Comments
3	Disclosure for each director whether he or she is related, and how that conclusion was reached	Yes	Bryce Roxburgh– Related - is President & CEO of the Company. Yale Simpson – Related - is Chairman of the Company. For the remainder of directors, none of them or their associates have: - worked for the Company - material contracts with the Company - received remuneration from the Company in excess of stock options - a significant shareholding or a relationship with a significant shareholder (defined under the TSX guidelines as a shareholder with the ability to exercise a majority of the votes for the election of the board of directors) Michael McPhie - Unrelated Paul MacNeill – Unrelated Douglas Scheving - Unrelated
4.a.	Appoint a committee responsible for appointment/ assessment of directors	No	The Board as a whole assesses the performance and qualification of directors and assesses and recommends potential nominees to the Board.
4.b.	Composed exclusively of non-management directors, the majority of whom are unrelated	No	The Board believes the present balance between related and unrelated directors to be appropriate.
5	Implement a process for assessing the effectiveness of the Board, its committee and directors	Yes	The Board as a whole reviews the overall effectiveness of the Board, its committees, individual directors and management.
6	Provide orientation and education programs for new directors	No	Board turnover has been rare. As a result, the Board provides ad hoc orientation for new directors.
7	Consider reducing size of the Board, with a view to improving effectiveness	Yes	The Board as a whole has reviewed the size of the Board and concluded that the proposed number of directors is appropriate to the needs of the Company at this time.
8	Review compensation of directors in light of risks and responsibilities	Yes	The Board as a whole considers the compensation of directors periodically.

TSX Corporate Governance Committee Guidelines		Does the Company Conform?	Comments
9.a.	Committees should generally be composed of non-management directors	Yes	The Audit Committee is composed entirely of non-management directors
9.b.	Majority of committee members should be unrelated.	Yes	The Audit Committee is composed entirely of unrelated directors.
10	Appoint a committee responsible for approach to corporate governance issues	No	The Board as a whole has the mandate to review the Company's compliance with these guidelines on a continual basis and to consider all matters relevant to the corporate governance of the Company.
11.a.	Define limits to management's responsibilities by developing mandates for:		
	i) the Board	Yes	Although there is no specific mandate for the Board, other than as specified in the *Business Corporations Act* (British Columbia), any responsibility which is not delegated to senior management or a committee of the Board remains the responsibility of the Board.
	ii) the CEO	Yes	The written objectives of the Company, as determined annually by the Board, constitute the mandate of the CEO.
11.b.	Board should approve CEO's corporate objectives	Yes	The CEO's corporate objectives are established annually by the Board in conjunction with management, including the CEO.
12	Establish structures and procedures to enable the Board to function independently of management	Yes	On occasions where it is considered advisable, the Board has met in the absence of management.
13.a.	Establish an audit committee with a specifically defined mandate	Yes	The Audit Committee has a written charter and the mandate includes the duty to monitor audit functions and review annual and quarterly financial statements. See also "Audit Committee" in the Information Circular.
13.b.	All members should be non-management directors	Yes	The Audit Committee is composed entirely of non-management directors.

	TSX Corporate Governance Committee Guidelines	Does the Company Conform?	Comments
14	Implement a system to enable individual directors to engage outside advisors, at the Company's expense	No	The Audit Committee is entitled to engage outside advisors at the expense of the Company. Otherwise, no formal system for the engagement of outside advisors has been implemented. Directors on occasion have been invited to seek independent counsel at the Company's expense and have done so. There is no policy in place prohibiting the engagement of advisors or establishing specific guidelines as to how such arrangements are to be made.

Proxy

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF EXETER RESOURCE CORPORATION (the "Company")

TO BE HELD AT 10:00 AM ON JUNE 24, 2005, AT SUITE 301, 700 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, CANADA

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints YALE SIMPSON, a Director of the Company, or failing this person, PAUL C. MACNEILL, a Director of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the registered shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at 5	______	______
		For	**Withhold**
2.	To elect as Director, Yale Simpson	______	______
3.	To elect as Director, Bryce Roxburgh	______	______
4.	To elect as Director, Douglas W. Scheving	______	______
5.	To elect as Director, Paul C. MacNeill	______	______
6.	To elect as Director, Michael McPhie	______	______
7.	To appoint MacKay LLP as Auditors of the Company	______	______
		For	**Against**
8.	To authorize the Directors to fix the auditors' remuneration	______	______
9.	To pass special resolutions approving the alteration of the Company's Notice of Articles	______	______
10.	To pass special resolutions approving the adoption of a new form of Articles	______	______
11.	To approve an amendment to the Company's Stock Option Plan	______	______
12.	To transact such other business as may properly come before the Meeting	______	______

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares Represented by Proxy: ______________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person,*** may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions,*** may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of **Computershare Trust Company of Canada** by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario M5J 2Y1
Fax: Within North American: 1-866-249-7775 Outside North America: (416) 263-9524

May 31, 2005

To: All Applicable Commissions and Exchanges

Dear Sirs: Re: Exeter Resource Corporation
Annual Shareholders Meeting to be held June 24, 2005

We confirm that the Corporation has caused the following materials to be sent by pre-paid mail on May 31, 2005, to the registered shareholders of the common shares of the subject Corporation:

1. Notice of Annual General Meeting of Shareholders;
2. Information Circular as at May 6, 2005 solicited by management of the Corporation;
3. Form of Proxy
4. Request for Financial Materials; and
5. Annual Report consisting of Audited Financial Statements for the Corporation's year ended December 31, 2004 accompanied by Management's Discussion and Analysis.

We further confirm that the Company has caused copies of the above mentioned materials, together with Supplemental Mail List cards, to be sent by pre-paid mail on May 31, 2005, to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you.

Yours truly,

Exeter Resource Corporation

"Bryce Roxburgh"

Bruce Roxburgh
President & CEO

Suite 301, 700 West Pender Street, Vancouver, B.C. Canada V6C 1G8
Tel: 1.604.688.9592 Toll-free : 1.888.688.9592 Fax: 1.604.688.9532 e-mail: exeter@exeterresource.com
www.exeterresource.com